RAD LIFE MOBILITY, INC.

FINANCIAL STATEMENTS

FOR THE PERIOD ENDED JUNE 30, 2026

RAD LIFE MOBILITY, INC.

TABLE OF CONTENTS

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BAS PARTNERS
Certified Public Accountants

15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

Independent Auditors' Report

To the Board of Directors and Shareholders
Rad Life Mobility, Inc.

Report on the Audit of the Financial Statements

Opinion

We have audited the accompanying financial statements of Rad Life Mobility, Inc., which comprise the balance sheet as of June 30, 2026, and the related statement of operation and stockholders' equity, and cash flows for the period from inception, February 19, 2026, to June 30, 2026, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Rad Life Mobility, Inc. as of June 30, 2026, and the results of its operations and its cashflow for the period from inception through June 30, 2026 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Rad Life Mobility, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Rad Life Mobility, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

BAS PARTNERS
Certified Public Accountants

15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Rad Life Mobility, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt Rad Life Mobility, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

BAS Partners LLC

Pembroke Pines, Florida
August 10, 2026

RAD LIFE MOBILITY, INC.
BALANCE SHEET
AS OF JUNE 30, 2026

		2026
ASSETS		
CURRENT ASSETS		
Cash and Cash Equivalents		$ 599,355
Accounts receivable		815,920
Inventory		10,969,520
Prepaid expense		369,423
Total Current Assets		12,754,218
Property and Equipment		490,196
Other assets		289,139
Intangible Assets		5,108,176
TOTAL ASSETS		**$ 18,641,729**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accounts Payables and Accrued Liabilities		$ 7,087,525
Total Current Assets		7,087,525
Warranty liability		329,727
Due to Related Party		-
TOTAL LIABILITIES		7,417,252
SHAREHOLDERS' EQUITY		
Stock		20,554
Additional Paid in Capital		13,255,548
Accumulated Deficit		(2,051,625)
Total Shareholders' Equity		11,224,477
TOTAL LIABILITIES AND EQUITY		**$ 18,641,729**

The accompanying notes are an integral part of these financial statements.

RAD LIFE MOBILITY, INC.
STATEMENT OF OPERATIONS
FROM INCEPTION FEBRUARY 19, 2026 TO JUNE 30, 2026

	2026
Revenue	$ 7,000,756
Cost of Goods Sold	3,939,867
Gross profit	3,060,889
Operating Expenses	
Salaries and Wages	2,463,927
Advertising and Marketing Expense	104,984
Rent Expense	1,213,544
Travel and Entertainment Expense	37,441
Professional Fees Expense	192,935
Insurance Expense	369,456
Software Expense	414,485
Depreciation Expense	36,733
General and Administrative Expense	279,009
Total Operating Expenses	5,112,514
Operating Income (loss)	(2,051,625)
Provision for Income Tax Expense/(Benefit)	-
Net Loss	**$ (2,051,625)**

The accompanying notes are an integral part of these financial statements.

RAD LIFE MOBILITY, INC.
STATEMENT OF SHAREHOLDERS' EQUITY
FROM INCEPTION FEBRUARY 19, 2026 TO JUNE 30, 2026

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Retained Earnings	Total Shareholders' Equity
Beginning Balance 2/19/2026	-	$ -	$ -	$ -	$ -
Shares issued	205,543,933	20,554	13,255,548	-	13,276,102
Net loss	-	-	-	(2,051,625)	(2,051,625)
Ending Balance 6/30/2026	205,543,933	$ 20,554	$13,255,548	$ (2,051,625)	$ 11,224,477

The accompanying notes are an integral part of these financial statements.

RAD LIFE MOBILITY, INC.
STATEMENT OF CASH FLOWS
FROM INCEPTION FEBRUARY 19, 2026 TO JUNE 30, 2026

	2026
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$ (2,051,625)
Depreciation	36,733
Adjustments to Reconcile Net Income Loss to Net Cash Used in Operating Activities:	
Accounts Receivable	(815,920)
Inventory	(10,969,520)
Prepaid Expense	(369,423)
Other Assets	(289,139)
Accounts Payables and Accrued Liabilities	7,087,525
Warratities Liability	329,727
NET CASH USED IN OPERATING ACTIVITIES	(7,041,642)
CASH FLOWS FROM INVESTING ACTIVITIES	
Intangible Asset	(5,108,176)
Purchase of Property and Equipment	(526,929)
NET CASH USED IN INVESTING ACTIVITIES	(5,635,105)
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from Capital contributions	13,276,102
NET CASH PROVIDED BY FINANCING ACTIVITIES	13,276,102
CHANGE IN CASH AND CASH EQUIVALENTS	599,355
CASH AND CASH EQUIVALENTS - FEBRUARY 19, 2026	-
CASH AND CASH EQUIVALENTS - JUNE 30, 2026	**$ 599,355**

The accompanying notes are an integral part of these financial statements.

NOTE 1 –DESCRIPTION OF BUSINESS

Rad Life Mobility, Inc. (the "Company") acquired the assets of Rad Power Bikes through a Section 363 bankruptcy sale on February 27, 2026. The acquisition primarily involved the Rad Power brand, intellectual property, inventory, and certain operating assets and the assumption of gift cards and certain warranty liabilities. The Company focuses on marketing, selling, and supporting electric bicycles, related accessories, replacement parts, apparel, and mobility products under recognized consumer brands including Rad Power, QuietKat and Serial 1. The date of inception was February 19, 2026 when the Company was formed for the purpose of completing the acquisition of the assets of Rad Power Bikes.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The Company's financial statements presented are prepared in accordance with the accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of the financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to estimates and assumptions include the carrying value of fixed asset and accounts receivables. Actual results could differ significantly from such estimates.

Revenue Recognition

The Company has adopted Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, which amended *Revenue from Contracts with Customers (Topic 606)* of the Accounting Standards Codification. The Company recognizes revenue related to sales of products: point in time.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Account receivable

Accounts receivables are recorded at invoiced amounts. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable balance. Accounts receivable balance at June 30, 2026 was $815,920.

Cash and cash equivalents

Cash and cash equivalents consist of demand deposits at banks and highly liquid deposits at banks with an original maturity of three months or less.

Inventory

Inventory is stated at the lower of cost or net realizable value using the FIFO method.

Intangible Assets

The Company accounts for intangible assets in accordance with ASC 350. Intangible assets consist primarily of developed technology, software, customer relationships, and trademarks.

Property and Equipment

Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the related assets in accordance with ASC 360. Expenditures for maintenance and repairs are charged to expense as incurred, while major improvements that extend the useful life of an asset are capitalized.

Estimated Useful Lives

Asset Category	Useful Life
Machinery & equipment	3–7 years
Vehicles	5 years
Furniture & fixtures	5–7 years
Computer equipment & software	3–5 years

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes

The Company will be taxed as a corporation. Accordingly, the Company applies ASC 740 Income Taxes ("AS C 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Subsequent Events

The Company has evaluated subsequent events that occurred after June 30, 2026, through August 10, 2026, the issuance date of these financial statements.

NOTE 3 – FAIR VALUE MEASUREMENTS

The Company reports its fair value measures using a three-level hierarchy that prioritizes the inputs used to measure fair value. This hierarchy, established by GAAP, requires that entities maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs used to measure fair value are as follows:

- Level 1. Quoted prices for identical assets or liabilities in active markets to which the organization has access at measurement date.

- Level 2. Inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include:

I. quoted prices for similar assets or liabilities in active markets;
II. quoted prices for identical or similar assets in markets that are not active;

III. observable inputs other than quoted prices for asset or liability (for example, interest rates and yield curves); and

IV. inputs derived principally from, or corroborated by, observable market data by correlation or by other means.

- Level 3. Unobservable inputs for asset or liability. Unobservable inputs should be used to measure the fair value to the extent that observable inputs are not available.

When available the Company measures fair value using level 1 inputs because they generally provide the most reliable evidence of fair value. The primary use of fair value measures in the financial statements is the initial measurement of cash and cash equivalents.

NOTE 4 - PROPERTY AND EQUIPMENT

As of June 30, 2026, property and equipment consists of:

		2025
Equipment	$	259,929
Vehicles		267,000
Property & Equipment at Cost		526,929
Accumulated Depreciation		(36,733)
Property & Equipment, Net	**$**	**490,196**

NOTE 5 - PROPERTY AND EQUIPMENT (CONTINUED)

Depreciation expenses for property and equipment for the fiscal period ended June 30, 2026 was in the amount of $36,733.

NOTE 6 - INCOME TAXES

The provision for income taxes for the period ended June 30, 2026, consist of the following:

	2026
Net Operating Loss	$ 2,051,625
Valuation Allowance	(2,051,625)
Net Provision for Income Tax	$ -

Significant components of the Company's deferred tax assets and liabilities on June 30, 2026, is as follows:

	2026
Net Operating Loss	$2,051,625
Valuation Allowance	(2,051,625)
	$ -

NOTE 7 - STOCK OPTIONS

On March 15, 2026, the Company granted options to acquire up to 19,456,067 shares of Common Stock ("Options") to members of its management team, board of directors, consultants and advisors to the Company. The Options have an exercise price of $0.10 per share, are exercisable for a period of seven (7) years (March 15, 2033), and vest over a two-year period commencing in March 2026.